The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Incorporated in the Cayman Islands with limited liability)

(STOCK CODE: 0981)

UNUSUAL MOVEMENT IN SHARE TRADING PRICE

This announcement is made at the request of The Stock Exchange of Hong Kong Limited in relation to the unusual increase in the share trading price of the shares of Semiconductor Manufacturing International Corporation (the “Company”) on April 15, 2008.

The directors of the Company (the “Directors”) are always looking at strategic and/or other opportunities to enhance shareholder value for the Company. No decision has been made about any resulting transaction. There is no certainty that any opportunity will or will not result in any transaction by or involving the Company or its subsidiaries.

The Directors are not aware of any reasons for the unusual increase in share price of the shares of the Company. Subject to the above, the Company also confirms that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under rule 13.23, neither is the Board aware of any matter discloseable under the general obligation imposed by rule 13.09, which is or may be of a price-sensitive nature

As at the date of this announcement, the directors of the Company are Yang Yuan Wang as Chairman of the Board of Directors and Independent Non-Executive Director of the Company; Richard R. Chang as President, Chief Executive Officer and Executive Director of the Company; Wang Zheng Gang as Non-Executive Director of the Company; and Ta-Lin Hsu, Tsuyoshi Kawanishi, Henry Shaw, Lip-Bu Tan, Albert Y. C. Yu and Jiang Shang Zhou as Independent Non-Executive Directors of the Company.

Semiconductor Manufacturing International Corporation
Richard R. Chang
Chief Executive Officer

Shanghai, PRC
April 15, 2008

* For identification only